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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)*

Doral Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25811P886
(CUSIP Number)

Andrew Rabinowitz c/o Marathon Asset Management, L.P. One Bryant Park, 38th Floor New York, New York U.S.A. Telephone (212) 500-3050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25811P886

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marathon Asset Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

7,698,633*

8.	SHARED VOTING POWER

0*

9.	SOLE DISPOSITIVE POWER

7,698,633*

10.	SHARED DISPOSITIVE POWER

0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,698,633*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.05%*

14.	TYPE OF REPORTING PERSON*

IA

* As of November 12, 2010, Marathon Special Opportunity Master Fund, Ltd. (the "Fund"), holds 7,698,633 common shares ("Common Shares") of Doral Financial Corporation, a Puerto Rican corporation (the "Issuer").  Marathon Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), serves as the investment manager of the Fund pursuant to an Investment Management Agreement between the Investment Manager and the Fund. The Investment Manager, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Fund. Thus, as of November 12, 2010, the Investment Manager may be deemed to beneficially own 7,698,633 Common Shares, or 6.05% of the Common Shares deemed issued and outstanding as of that date.

CUSIP No.	25811P886

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Person on August 20, 2010

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Person on August 20, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Investment Manager may be deemed to beneficially own 7,698,633 Common Shares.

No borrowed funds were used to purchase the Common Shares reported herein.

Item 4.	Purpose of Transaction.

The Reporting Person acquired their Common Shares of the Issuer for investment purposes.

The Reporting Person has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Person, however, reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Common Shares it may be deemed to beneficially own.

As of September 3, Mark I. Kleinman, an employee of the Reporting Person, resigned from the Board of Directors of Doral Financial Corporation.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Investment Manager may be deemed to beneficially own 7,698,633 Common Shares, or 6.05% of Common Shares of the Issuer.

The percentage of beneficial ownership has been calculated based upon an aggregate of 127,293,763 Common Shares issued and outstanding as of September 30, 2010, as set forth in the Form 8-K filed on November 5, 2010.

The Investment Manager shares the power to vote or direct the vote of 0 Common Shares to which this filing relates.

The Investment Manager has the sole power to vote or direct the vote of 7,698,633 Common Shares to which this filing relates.

The Investment Manager shares the power to dispose or direct the disposition of 0 Common Shares to which this filing relates.

The Investment Manager has the sole power to dispose or direct the disposition of 7,698,633 Common Shares to which this filing relates.

The Investment Manager specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

(c)
The trading dates, number of Common Shares purchased and sold and price per share for the only transaction in the Common Shares during the past 60 days by the Reporting Person are set forth in Exhibit A.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Person on August 20, 2010

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Transactions in the Common Shares by the Reporting Person in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARATHON ASSET MANAGEMENT, L.P.*
By: Marathon Asset Management GP, L.L.C., its general partner

By:
Name: Louis Hanover
Title: Authorized Person

November 12, 2010

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Person disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Person's pecuniary interest therein.

Exhibit A

Transactions in the Doral Financial Corporation Common Shares, $.01 par value

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share

11-8-10	141,358	$1.71

SK 02337 0009 1147341